UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zhongpin Inc.

(Name of Issuer)

Common Stock - .001 par value

(Title of Class of Securities)

98952K107

(CUSIP Number)

Jay B. Gould, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, CA 94105 415-983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98952K107	Page 2 of 10

1	NAME OF REPORTING PERSON Prestige Trade Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,194,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,194,893
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98952K107	Page 3 of 10

1	NAME OF REPORTING PERSON Siming Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 4 of 10

1	NAME OF REPORTING PERSON Fei Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 5 of 10

1	NAME OF REPORTING PERSON Chidong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 6 of 10

Explanatory Note

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 2, 2012, by Prestige Trade Investments Limited, (“Prestige”), Siming Yang (“Mr. Yang”), Fei Xiao (“Mrs. Xiao”), and Chidong Wang (“Mr. Wang”), relating to their beneficial ownership of Shares (each, a “Share,” collectively, the “Shares”) of common stock (the “Common Stock”) of Zhongpin Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 21 Changshe Road, Changge City, Henan Province, The People’s Republic of China 461500.

Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The Shares beneficially owned by Prestige as of April 2, 2012 was approximately 8.5% of the issued and outstanding Shares of Common Stock. Reference is made hereby to Items 7-10 of pages 2-5 of this Amendment, which Items are incorporated herein by reference.

Mr. Yang, Mrs. Xiao and Mr. Wang, as executive directors of Prestige, may be deemed to beneficially own the shares owned by Prestige in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Mr. Yang, Mrs. Xiao and Mr. Wang is, for any other purpose, the beneficial owner of any such securities, and Mr. Yang, Mrs. Xiao and Mr. Wang disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Amendment, Mr. Yang, Mrs. Xiao and Mr. Wang beneficially own 3,194,893 shares of Common Stock (which is comprised of the shares of Common Stock owned by Prestige as described above), and the percentage of Common Stock beneficially owned by such reporting persons for the purposes of this Amendment is 8.5%

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) During the period commencing as of the date of the event that required the filing of the initial Schedule 13D and ending on the date hereof, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Number of Shares	Price/Share ($)
Prestige	03/23/2012	934,381	$9.289
	04/02/2012	4,500	$10.99

CUSIP No. 98952K107	Page 7 of 10

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 2 to our Schedule 13D filed on April 2, 2012)

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 3 to our Schedule 13D filed on April 2, 2012)

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 4 to our Schedule 13D filed on April 2, 2012)

CUSIP No. 98952K107	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012	PRESTIGE TRADE INVESTMENTS LIMITED

	By:	/s/ Michael Wu Michael Wu Attorney-In-Fact

SIMING YANG

	By:	/s/ Michael Wu Michael Wu Attorney-In-Fact

FEI XIAO

	By:	/s/ Michael Wu Michael Wu Attorney-In-Fact

CHIDONG WANG

	By:	/s/ Michael Wu Michael Wu Attorney-In-Fact

CUSIP No. 98952K107	Page 9 of 10

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 2 to our Schedule 13D filed on April 2, 2012)

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 3 to our Schedule 13D filed on April 2, 2012)

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 4 to our Schedule 13D filed on April 2, 2012)

CUSIP No. 98952K107	Page 10 of 10

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: April 2, 2012	PRESTIGE TRADE INVESTMENTS LIMITED

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

SIMING YANG

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

CHIDONG WANG

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

FEI XIAO

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact